                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON D.C. 20549

                              ----------------

                                SCHEDULE 13D
                               (RULE 13D-101)

                        INFORMATION TO BE INCLUDED IN
                        STATEMENTS FILED PURSUANT TO
                       13D-1(A) AND AMENDMENT THERETO
                         FILED PURSUANT TO 13D-2(A)
                              (AMENDMENT NO. 3)



                                 SCHAWK, INC.
  ----------------------------------------------------------------------------
                               (Name of Issuer)

                    CLASS A COMMON STOCK, $.008 PAR VALUE
  ----------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 806373-10-6
  ----------------------------------------------------------------------------
                               (CUSIP Number)


                            John T. McEnroe, Esq.
                      Vedder, Price, Kaufman & Kammholz
                 222 North LaSalle Street Chicago, IL 60601
                               (312) 609-7885
  ----------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                   Various
----------------------------------------------------------------------------
           (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


                          (CONTINUED ON NEXT PAGE)
                            (PAGE 1 OF 15 PAGES)

                                        13D
CUSIP NO.806373-10-6                                     PAGE  2   OF  15  PAGES


    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Clarence W. Schawk
            S.S. ####-##-####

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (A)   [ ]
                                                                (B)   [X]
    3     SEC USE ONLY

    4     SOURCE OF FUNDS*
                  PF

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                          [ ]

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

        NUMBER OF SHARES           7     SOLE VOTING POWER
   BENEFICIALLY OWNED BY EACH            11,005,899 (including 84,810 shares
     REPORTING PERSON WITH               subject to options presently
                                         exercisable or exercisable
                                         within 60 days)

                                   8     SHARED VOTING POWER
                                                 0

                                   9     SOLE DISPOSITIVE POWER
                                         12,183,197 (including 84,810 shares
                                         subject to options presently
                                         exercisable or exercisable
                                         within 60 days)

                                  10     SHARED DISPOSITIVE POWER
                                                 0

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  11,005,899 (including 84,810 shares subject to options presently exercisable or exercisable within 60 days)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                       [ ]


    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  55.3%

    14    TYPE OF REPORTING PERSON*
                  IN

                                        13D
CUSIP NO.806373-10-6                                     PAGE  3   OF  15  PAGES



    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  David A. Schawk
                  S.S. ####-##-####

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (A)   [ ]
                                                                (B)   [X]

    3     SEC USE ONLY

    4     SOURCE OF FUNDS*
                  PF

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                          [ ]

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

   NUMBER OF SHARES BENEFICIALLY      7     SOLE VOTING POWER
      OWNED BY EACH REPORTING               1,657,118 (includes 93,060 shares
            PERSON WITH                     subject to options presently
                                            exercisable or exercisable
                                            within 60 days)

                                      8     SHARED VOTING POWER
                                                    0

                                      9     SOLE DISPOSITIVE POWER 1,565,445
                                            (includes 93,060 shares
                                            subject to options presently
                                            exercisable or exercisable
                                            within 60 days)

                                      10    SHARED DISPOSITIVE POWER
                                                    0

       11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,657,118 (includes 93,060 shares subject to options presently exercisable or exercisable within 60 days)

       12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                    [ ]

       13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  8.3%

       14    TYPE OF REPORTING PERSON*
                  IN

                                        13D
CUSIP NO.806373-10-6                                     PAGE  4   OF  15  PAGES


    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Cathy Ann Schawk
                  S.S. ####-##-####

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (A)   [ ]
                                                                      (B)   [X]

    3     SEC USE ONLY


    4     SOURCE OF FUNDS*
                  PF

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]


    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

   NUMBER OF SHARES BENEFICIALLY    7     SOLE VOTING POWER
      OWNED BY EACH REPORTING                 1,086,552 shares
            PERSON WITH
                                    8     SHARED VOTING POWER
                                                    0

                                    9     SOLE DISPOSITIVE POWER
                                              797,052 shares

                                    10    SHARED DISPOSITIVE POWER
                                                    0

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,086,552 shares

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.5%

    14    TYPE OF REPORTING PERSON*
                  IN

                                        13D
CUSIP NO.806373-10-6                                     PAGE  5   OF  15  PAGES


    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               A. Alex Sarkisian
               S.S. ####-##-####

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (A)   [ ]
                                                                (B)   [X]

    3     SEC USE ONLY

    4     SOURCE OF FUNDS*
                  PF

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

   NUMBER OF SHARES BENEFICIALLY      7     SOLE VOTING POWER
      OWNED BY EACH REPORTING               1,315,105 (including 45,826 shares
            PERSON WITH                     subject to options presently
                                            exercisable or exercisable
                                            within 60 days)

                                      8     SHARED VOTING POWER
                                                    0

                                      9     SOLE DISPOSITIVE POWER 849,328
                                            shares (including 45,826
                                            shares subject to options
                                            presently exercisable or
                                            exercisable within 60 days)

                                      10    SHARED DISPOSITIVE POWER
                                                    0

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,315,105 shares (including 45,826 shares subject to options presently exercisable or exercisable within 60 days)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        [ ]


    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.6%

    14    TYPE OF REPORTING PERSON*
                  IN

                                        13D
CUSIP NO.806373-10-6                                     PAGE  6   OF  15  PAGES



    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  SGK Investments Limited Partnership

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (A)   [ ]
                                                                (B)   [X]

    3     SEC USE ONLY

    4     SOURCE OF FUNDS*
                  OO

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

        NUMBER OF SHARES           7     SOLE VOTING POWER
   BENEFICIALLY OWNED BY EACH                    0
     REPORTING PERSON WITH
                                   8     SHARED VOTING POWER
                                                 0

                                   9     SOLE DISPOSITIVE POWER
                                                 9,649,000

                                  10     SHARED DISPOSITIVE POWER
                                                 0

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  9,649,000

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  48.7%

    14    TYPE OF REPORTING PERSON*
                  PN

                                        13D
CUSIP NO.806373-10-6                                     PAGE  7   OF  15  PAGES


    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Clarence W. Schawk and Marilyn G. Schawk Family Foundation

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (A)   [ ]
                                                                (B)   [X]

    3     SEC USE ONLY


    4     SOURCE OF FUNDS*
                  OO

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  Illinois

        NUMBER OF SHARES           7     SOLE VOTING POWER
   BENEFICIALLY OWNED BY EACH                    428,890
     REPORTING PERSON WITH
                                   8     SHARED VOTING POWER
                                                 0

                                   9     SOLE DISPOSITIVE POWER
                                                 428,890

                                  10     SHARED DISPOSITIVE POWER
                                                 0

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  428,890

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.2%

    14    TYPE OF REPORTING PERSON*
                  OO

INTRODUCTION

         This Amendment No. 3 ("Amendment No. 3") is being filed with the Securities and Exchange Commission (the "Commission") to amend the Schedule 13D filed with the Commission on September 29, 1992, as amended by Amendment No. 1 ("Amendment No. 1") and Amendment No. 2 ("Amendment No. 2") to such Schedule 13D filed with the Commission on December 2, 1994 and January 18, 1995, respectively. The original Schedule 13D was filed on behalf of a Delaware corporation previously known as Schawk, Inc. ("Old Schawk"), Clarence W. Schawk, a controlling stockholder of Old Schawk, David A. Schawk, the son of Clarence W. Schawk and a controlling stockholder of Old Schawk, and certain directors and executive officers of Old Schawk with respect to the Class A Common Stock of Filtertek, Inc. ("Filtertek"). Amendment No. 1 related to the proposed merger (the "Merger") of Old Schawk and certain of its affiliated corporations with and into Filtertek, Inc. ("Filtertek") with Filtertek surviving. The terms of the proposed Merger and information with respect to the meeting of stockholders of Filtertek held December 23, 1994, for the purpose of approving the Merger and certain related matters were set forth in the Proxy Statement dated November 23, 1994 (the "Proxy Statement") of Filtertek and the Amended and Restated Agreement and Plan of Reorganization (including the Amended and Restated Plan of Merger attached thereto) dated November 23, 1994 (the "Merger Agreements"), copies of which are included as exhibits to Amendment No. 1. Amendment No. 2 was filed to set forth the 5% or greater beneficial ownership of Filtertek after giving effect to the Merger, which was effective as of the close of business on December 30, 1994. Upon the Merger, the name of Filtertek was changed to Schawk, Inc. ("Schawk" or "the Company").

         The purpose of this Amendment No. 3 is to: (i) reflect the changes in beneficial ownership since the filing of Amendment No. 2; (ii) include SGK Investments Limited Partnership (the "Schawk Family Partnership") and the Clarence W. and Marilyn G. Schawk Family Foundation (the "Schawk Family Foundation") as additional Reporting Persons; and (iii) terminate the filing status of Judith Lynn Gallo and Lisa Beth Stearns as Reporting Persons.


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of Class A Common Stock, par value $.008 per share, of Schawk, Inc. The principal executive offices of the Company are located at Schawk, Inc., 1695 River Road, Des Plaines, Illinois 60018.




                             PAGE 8 OF 15 PAGES

ITEM 2.  IDENTITY AND BACKGROUND.

                 1.       (a)     Clarence W. Schawk
                          (b)     Business Address:
                                  1695 River Road
                                  Des Plaines, Illinois  60018
                          (c)     Principal Occupation:
                                  Chairman of the Board
                                  Schawk, Inc.
                                  1695 River Road
                                  Des Plaines, Illinois  60018
                          (d)     See Paragraph 8 below
                          (e)     See Paragraph 8 below
                          (f)     United States

                 2.       (a)     David A. Schawk
                          (b)     Business Address:
                                  1695 River Road
                                  Des Plaines, Illinois  60018
                          (c)     Principal Occupation:
                                  Chief Executive Officer and President
                                  Schawk, Inc.
                                  1695 River Road
                                  Des Plaines, Illinois 60018
                          (d)     See Paragraph 8 below
                          (e)     See Paragraph 8 below
                          (f)     United States

                 3.       (a)     Cathy Ann Schawk
                          (b)     Business Address:
                                  1695 River Road
                                  Des Plaines, Illinois  60018
                          (c)     Principal Occupation:
                          (d)     See Paragraph 8 below
                          (e)     See Paragraph 8 below
                          (f)     United States

                 4.       (a)     A. Alex Sarkisian
                          (b)     Business Address:
                                  1695 River Road
                                  Des Plaines, Illinois  60018





                             PAGE 9 OF 15 PAGES

                          (c)     Principal Occupation:
                                  Executive Vice President - Finance, Chief
                                  Financial Officer and Corporate Secretary
                                  Schawk, Inc.
                                  1695 River Road
                                  Des Plaines, Illinois  60018
                          (d)     See Paragraph 8 below
                          (e)     See Paragraph 8 below
                          (f)     United States

                 5. The SGK Investments Limited Partnership (the "Schawk Family Partnership"), a Delaware limited partnership, is a family investment limited partnership with its principal office located at Route 1, Box 361B, Fontana, Wisconsin. The managing general partner of the Schawk Family Partnership is Clarence W. Schawk. For information regarding Clarence W. Schawk, see Paragraph 1 above.

                 6. The Clarence W. and Marilyn G. Schawk Family Foundation (the "Schawk Family Foundation") is a charitable trust governed under the laws of Illinois with its principal office located at 1695 River Road, Des Plaines, Illinois 60018. The trustees of the Schawk Family Foundation are Clarence W. Schawk and Marilyn G. Schawk. For information regarding Clarence W. and Marilyn G. Schawk, see Paragraph 1 and 7, respectively.

                 7.       (a)     Marilyn G. Schawk
                          (b)     Business Address:
                                  1695 River Road
                                  Des Plaines, Illinois  60018
                          (c)     Principal Occupation:
                          (d)     See Paragraph 8 below
                          (e)     See Paragraph 8 below
                          (f)     United States

                 8. During the last five years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); nor has any of the aforementioned Reporting Persons, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The purchase of Class A Common Stock by Reporting Persons since the Merger have been made with personal funds, except that the shares acquired by the Schawk Family Partnership were received from or on behalf of the Reporting Persons or members of Clarence W. Schawk's immediate family in exchange for limited partnership units in the Schawk Family Partnership and





                             PAGE 10 OF 15 PAGES
the shares held by the Schawk Family Foundation were transferred from Clarence
W. Schawk and Marilyn G. Schawk as a gift.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the purchase of the Class A Common Stock in conjunction with the Merger is as set forth in Amendment No. 1. The purpose of the additional purchases of Class A Common Stock since the Merger by the Reporting Persons was for additional investment in the Company or related to the formation of the Schawk Family Partnership or the Schawk Family Foundation as set forth in Item 3 above.

         Except as set forth in this Item 4, or elsewhere in this Amendment No. 3, none of the Reporting Persons have any present plans or proposals that relate to or would involve: (i) the acquisition by any person of additional securities of Schawk or the disposition of securities of Schawk, except for purchases pursuant to the Company's dividend reinvestment plan, employee stock purchase plan, in the open market for a personal account or as set forth in the Form S-2 Registration Statement filed by Company with the Commission (Registration No. 333-39113) with respect to an offering of up to 3,450,000 shares of Class A Common Stock by the Company and certain selling shareholders (the "Registration Statement"); (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Schawk or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Schawk or any of its subsidiaries; (iv) any change in the present Board of Directors or management of Schawk, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, except as set forth in the Registration Statement; (v) any material change in the present capitalization or dividend policy of Schawk, except as set forth in the Registration Statement; (vi) any other material change in Schawk's business or corporate structure; (vii) changes in Schawk's certificate of incorporation, regulations or instruments corresponding thereto or other actions which may impede the acquisition of control of Schawk by any person; (viii) causing a class of securities of Schawk to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of Schawk becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

         The Reporting Persons reserve the right to determine in the future to change the purpose or purposes described above.





                             PAGE 11 OF 15 PAGES

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         (a) The aggregate number and percentage of shares of Class A Common Stock of the Company beneficially owned by each of the Reporting Persons are as follows:

                                                                        PERCENT OF CLASS
                                         AMOUNT OF BENEFICIAL          OUTSTANDING AS OF
NAME OF BENEFICIAL OWNER                     OWNERSHIP (1)             SEPTEMBER 30, 1997
------------------------                 --------------------         --------------------
Clarence W. Schawk                             11,005,899(2)                   55.3%
David A. Schawk                                 1,657,118(3)                    8.3
Cathy Ann Schawk                                1,086,552(4)                    5.5
A. Alex Sarkisian                               1,315,105(5)(6)                 6.6
SGK Investments Limited                         9,649,000(7)                   48.7
Partnership
Clarence W. and Marilyn G. Schawk                 428,890                       2.2
Family Foundation

-----------------
(1) Unless otherwise indicated, beneficial ownership is direct and the person indicated has sole voting and investment power.

(2) Includes currently exercisable options to purchase 84,810 shares; 601,110 shares held directly by Mr. Schawk's wife; 428,890 shares held by the Schawk Family Foundation and 8,471,702 shares held by the Schawk Family Partnership, with respect to which Clarence W. Schawk or his wife has voting power. Clarence W. Schawk is the managing general partner of the Schawk Family Partnership and has investment power with respect to all of the 9,649,000 shares of Class A Common Stock held by the Schawk Family Partnership. Does not include 1,178,000 shares held by the Schawk Family Partnership for which Clarence W. Schawk does not have voting power, shares beneficially owned by Clarence W. Schawk's son David A. Schawk, or shares beneficially owned by Clarence W. Schawk's daughters Cathy Ann Schawk, Judith Lynn Gallo and Lisa Beth Sterns, or held in family trusts for the benefit of certain of his grandchildren. Clarence W. Schawk does not share voting power over shares of the Company held by or on behalf of his children or grandchildren.

(3) Includes currently exercisable options to purchase 93,060 shares and 91,673 shares held by the Schawk Family Partnership with respect to which David A. Schawk has voting power. David A. Schawk is a general partner of the Schawk Family Partnership. Does not include shares beneficially owned by David A. Schawk's father, Clarence W. Schawk, or shares beneficially owned by or held in family trusts for the benefit of David A. Schawk's sisters, Cathy Ann Schawk, Judith Lynn Gallo and Lisa Beth Stearns, and certain of Clarence W. Schawk's grandchildren. Includes 475 shares held in joint tenancy and as custodian for minors gifted to David A. Schawk's friends.

(4) Includes 289,500 shares held by the Schawk Family Partnership with respect to which Ms. Schawk has voting power.

(5)      Includes currently exercisable options to purchase 45,826 shares.

(6) Includes 800,649 shares held by various Schawk Family trusts for the benefit of certain of Clarence W. Schawk's grandchildren, and 465,777 shares held by the Schawk Family Partnership with respect to which Mr. Sarkisian has voting power as trustee for Clarence W. Schawk's grandchildren.

(7) Represents investment power only. Voting power with respect to these shares is held by the limited partners. See notes 2, 3, 4 and 6 above and Item 6.

         (b) Each of the Reporting Persons has the sole power to vote and to dispose of the shares referred to in Item 5(a), unless otherwise indicated therein.





                             PAGE 12 OF 15 PAGES

         (c) To the best knowledge of the Reporting Persons, except as reported herein, there has been no transaction in the Class A Common Stock of the Company effected during the past sixty (60) days by the persons named in response to Item 5(a), except for de minimis purchases made by Clarence W. Schawk, David A. Schawk and A. Alex Sarkisian pursuant to the Company's employee stock purchase plan in September and October 1997.

         (d) To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referred in
Item 5(a).

         (e) Judith Lynn Gallo and Lisa Beth Stearns terminated their filing status in June 1997.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Schawk Family Partnership is a family investment limited partnership organized under Delaware law. The Schawk Family Partnership holds 9,649,000 shares or 48.7% of the outstanding Class A Common Stock. The limited partnership agreement of the Schawk Family Partnership provides that the sole dispositive power with respect to the Class A Common Stock is held by the managing general partner, Clarence W. Schawk. Voting power with respect to the Class A Common Stock is held by the limited partners to the extent of their contribution of Class A Common Stock upon formation of the Schawk Family Partnership. The number of shares contributed by each partner and the corresponding percentage of the Class A Common Stock held in the Schawk Family Partnership are as follows:

                                                                   PERCENT OF CLASS A
                                         SHARES OF CLASS A            COMMON STOCK
     NAME                             COMMON STOCK CONTRIBUTED         CONTRIBUTED
     ----                             ------------------------         -----------
Clarence W. Schawk                         8,471,702                      87.8%
David A. Schawk                               91,673                       1.0
Cathy Ann Schawk                             289,500                       3.0
Judith Lynn Schawk                           156,000                       1.6
Lisa Beth Stearns                            174,348                       1.8
A. Alex Sarkisian, as trustee                465,777                       4.8
                                           ----------                    -----
     Total                                 9,649,000                     100.0%






                             PAGE 13 OF 15 PAGES

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)     Agreement Regarding Joint Filing





                             PAGE 14 OF 15 PAGES

                                 SCHEDULE 13D

CUSIP NO. 806373-10-6                                        PAGE 14 OF 15 PAGES

                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             11/6/97
                             -------------------------------------------------
                             (Date)

                             /s/ Clarence W. Schawk (Signature)
                             -------------------------------------------------
                             Clarence W. Schawk (Name and Title)

                             11/6/97
                             -------------------------------------------------
                             (Date)

                             /s/ David A. Schawk (Signature)
                             -------------------------------------------------
                             David A. Schawk (Name and Title)

                             11/6/97
                             -------------------------------------------------
                             (Date)

                             /s/ Cathy Ann Schawk (Signature)
                             -------------------------------------------------
                             Cathy Ann Schawk (Name and Title)

                             11/6/97
                             -------------------------------------------------
                             (Date)

                             /s/ A. Alex Sarkisian (Signature)
                             -------------------------------------------------
                             A. Alex Sarkisian (Name and Title)

                             11/6/97
                             -------------------------------------------------
                             (Date)

                             11/6/97
                             -------------------------------------------------
                             (Date)

                             SGK Investments Limited Partnership

                             By:  /s/ Clarence W. Schawk
                                  --------------------------------------------
                                  (Signature)

                                  Clarence W. Schawk, Managing General Partner
                                  --------------------------------------------
                                  (Name and Title)

                                                             PAGE 15 OF 15 PAGES

                             11/6/97
                             -------------------------------------------------
                             (Date)

                             Clarence W. and Marilyn G. Schawk Family Foundation

                             By:  /s/ Clarence W. Schawk
                                  --------------------------------------------
                                  (Signature)

                                  Clarence W. Schawk, Trustee
                                  --------------------------------------------
                                  (Name and Title)

                                  EXHIBIT A

                       AGREEMENT REGARDING JOINT FILING


         The undersigned, Clarence W. Schawk, David A. Schawk, Cathy Ann Schawk, A. Alex Sarkisian, SGK Investments Limited Partnership, a Delaware limited partnership, and Clarence W. and Marilyn G. Schawk Family Foundation, a charitable trust under the laws of Illinois, hereby agree and acknowledge that the statement containing the information required by Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:   November 6, 1997



/s/  Clarence W. Schawk
----------------------------
Clarence W. Schawk


/s/  David A. Schawk
----------------------------
David A. Schawk


/s/  Cathy Ann Schawk
----------------------------
Cathy Ann Schawk


/s/  A. Alex  Sarkisian
----------------------------
A. Alex Sarkisian

SGK INVESTMENTS LIMITED PARTNERSHIP


By:      /s/  Clarence W. Schawk
         -----------------------------------
         Clarence W. Schawk, General Partner

CLARENCE W. AND MARILYN G. SCHAWK FAMILY FOUNDATION


By:      /s/  Clarence W. Schawk
         -----------------------------------
         Clarence W. Schawk, Trustee


By:      /s/  Marilyn G. Schawk
         -----------------------------------
         Marilyn G. Schawk, Trustee